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Agricore United

AGRICORE UNITED COMPLETES REDEMPTION OF CONVERTIBLE DEBENTURES

WINNIPEG, MANITOBA (January 10, 2007) - Agricore United (TSX:AU) announced today that it has completed the previously announced redemption of all of its outstanding 9% Convertible Unsecured Subordinated Debentures due November 30, 2007. As a result of the redemption, and conversions of Debentures prior to redemption, 13,780,758 Limited Voting Common Shares were issued. After the redemption and conversions of Debentures, there were 59,227,932 Limited Voting Common Shares outstanding. The Debentures will be delisted today from the Toronto Stock Exchange.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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For further information please contact:

Lori Robidoux
Vice-President, Corporate Finance and Investor Relations
(204) 944-5656
lrobidoux@agricoreunited.com

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